Free Writing Prospectus (To the Prospectus dated March 23, 2012 the Prospectus Supplement dated March 23, 2012, and the Product Supplement EQUITY INDICES LIRN-1 dated July 26, 2012)	Subject to Completion Preliminary Term Sheet dated July 27, 2012	Filed Pursuant to Rule 433 Registration No. 333-180300-03

The notes are being issued by Credit Suisse AG (“Credit Suisse”). There are important differences between the notes and a conventional debt security, including different investment risks.  See “Risk Factors” on page TS-6 of this term sheet and beginning on page S-8 of product supplement EQUITY INDICES LIRN-1.
_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete.  Any representation to the contrary is a criminal offense.
_________________________

	Per Unit	Total
Public offering price(1)(2)	$10.00	$
Underwriting discount(1)(2)	$0.20	$
Proceeds, before expenses, to Credit Suisse	$9.80	$

(1)
For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively.

(2)
For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.80 per unit and $0.00 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
August     , 2012

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Summary

The Capped Leveraged Index Return Notes® Linked to the S&P 500® Index due August     , 2014 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction and are not secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Credit Suisse. The notes provide you a leveraged return, subject to a cap, if the Ending Value (as determined below) of the S&P 500® Index (the “Index”) is greater than the Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement EQUITY INDICES LIRN-1 dated July 26, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000095010312003767/dp31860_424b2-lirn.htm

▪	Prospectus supplement and prospectus dated March 23, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000104746912003186/a2208088z424b2.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Credit Suisse.

Terms of the Notes		Redemption Amount Determination
Issuer:	Credit Suisse AG, acting through its Nassau Branch (“Credit Suisse”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index.
Starting Value:	The closing level of the Market Measure on the pricing date
Ending Value:
The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the maturity valuation period. The calculation days are subject to postponement in the event of Market Disruption Events, as described on page S-20 of product supplement EQUITY INDICES LIRN-1.

Threshold Value:	90% of the Starting Value, rounded to two decimal places.
Capped Value:	[$11.60 to $12.00] per unit of the notes, which represents a return of [16% to 20%] over the Original Offering Price. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date
Participation Rate:	200%
Joint Calculation Agents:	Credit Suisse and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), acting jointly.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-10.

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪ You anticipate that the Index will increase moderately from the Starting Value to the Ending Value.

▪ You are willing to risk a loss of principal and return if the Index decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪ You accept that the return on the notes, if any, will be capped.

▪ You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪ You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪ You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged on the notes, as described on page TS-2.

▪ You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪ You believe that the Index will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪ You seek 100% principal protection or preservation of capital.

▪ You seek an uncapped return on your investment.

▪ You seek interest payments or other current income on your investment.

▪ You want to receive dividends or other distributions paid on the stocks included in the Index.

▪ You seek an investment for which there will be a liquid secondary market.

▪ You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Capped Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, a Threshold Value of 90% of the Starting Value and a Capped Value of $11.80, the midpoint of the Capped Value range of [$11.60 to $12.00]. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value, and term of your investment.

The following table is based on a Starting Value of 100, a Threshold Value of 90, the Participation Rate of 200%, and a Capped Value of $11.80 per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
50.00	-50.00%	$6.00	-40.00%
60.00	-40.00%	$7.00	-30.00%
70.00	-30.00%	$8.00	-20.00%
80.00	-20.00%	$9.00	-10.00%
90.00(1)	-10.00%	$10.00	0.00%
92.00	-8.00%	$10.00	0.00%
94.00	-6.00%	$10.00	0.00%
96.00	-4.00%	$10.00	0.00%
98.00	-2.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.40	4.00%
104.00	4.00%	$10.80	8.00%
106.00	6.00%	$11.20	12.00%
108.00	8.00%	$11.60	16.00%
110.00	10.00%	$11.80(3)	18.00%
120.00	20.00%	$11.80	18.00%
130.00	30.00%	$11.80	18.00%
140.00	40.00%	$11.80	18.00%
150.00	50.00%	$11.80	18.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For recent actual levels of the Market Measure, see “The Index” section below.  The Index is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.  In addition, all payments on the notes are subject to issuer credit risk.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 80.00
Threshold Value: 90.00

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 95.00
Threshold Value: 90.00
Redemption Amount (per unit) = $10.00, the Original Offering Price, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 105.00, or 105.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 105.00

Example 4
The Ending Value is 140.00, or 140.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 140.00

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-8 of product supplement EQUITY INDICES LIRN-1 identified above under “Summary.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Index as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield you could earn by owning a conventional debt security of comparable maturity.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.  If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Index.

▪
If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes due to, among other things, the inclusion of fees charged for developing, hedging and distributing the notes, as described on page TS-10 and various credit, market and economic factors that interrelate in complex and unpredictable ways.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Index), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	The Index sponsor may adjust the Index in a way that affects its level, and has no obligation to consider your interests.

▪
You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪
While we, MLPF&S or our respective affiliates may from time to time own shares of companies included in the Index, except to the extent that the common stock of Bank of America Corporation (the parent corporation of MLPF&S) is included in the Index, we, MLPF&S and our respective affiliates do not control any company included in the Index, and are not responsible for any disclosure made by any other company.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Consequences” beginning on page S-29 of product supplement EQUITY INDICES LIRN-1.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“Standard & Poor’s” or “S&P”, the “Index Sponsor”). S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section entitled "Description of LIRNs - Discontinuance of a Market Measure" beginning on page S-23 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The notes are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of June 29, 2012, 394 companies included in the Index traded on the New York Stock Exchange, and 106 companies included in the Index traded on The NASDAQ Stock Market. On June 29, 2012, the average market capitalization of the companies included in the Index was $24.61 billion. As of that date, the largest component of the Index had a market capitalization of $546.08 billion, and the smallest component of the Index had a market capitalization of $0.89 billion.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Index, with the approximate percentage of the market capitalization of the Index included in each group as of June 29, 2012 indicated in parentheses: Consumer Discretionary (10.96%); Consumer Staples (11.29%); Energy (10.80%); Financials (14.41%); Health Care (11.99%); Industrials (10.46%); Information Technology (19.74%); Materials (3.41%); Telecommunication Services (3.22%); and Utilities (3.73%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index.

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

▪	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

▪	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

▪
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above, where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Index, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

The following graph shows the monthly historical performance of the Index in the period from January 2007 through June 2012.  We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 24, 2012, the closing level of the Index was 1,338.31.

Historical Performance of the Index

This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the Index.

License Agreement

We or one of our affiliates and S&P are parties to a non-exclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain securities, including these notes. “Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use by Credit Suisse. The notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the notes, or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P indices which are determined, composed and calculated by S&P without regard to the licensee or the notes. S&P has no obligation to take the needs of the licensee or the holders of the notes into consideration in determining, composing or calculating the S&P indices. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued, sold, purchased, written or entered into by the licensee or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FORGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Supplement to the Plan of Distribution

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange.  In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices.  MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering.  Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Credit Suisse or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.  We also expect to enter into a hedging transaction with an affiliate of MLPF&S to hedge our obligations under the notes.  MLPF&S has advised us that the hedging transaction will include a charge of approximately $0.075, reflecting an estimated profit to be credited to MLPF&S from transactions through which the notes are structured and resulting obligations hedged. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than this amount. MLPF&S has advised us that in entering into the hedging arrangements for the notes, they seek bids from market participants, which may include one of our affiliates. The underwriting discount and the hedging related charge are included in the public offering price.

All costs related to the notes, including the underwriting discount and the hedging-related costs and charges, reduce the economic terms of the notes to you. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see "Risk Factors—General Risks Relating to the Notes” beginning on page S-8 and “Supplemental Use of Proceeds” on page S-18 in product supplement EQUITY INDICES LIRN-1.

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes®
Linked to the S&P 500® Index, due August     , 2014

Material U.S. Federal Income Tax Considerations

The following discussion is a brief summary of material U.S. federal income tax considerations relating to an investment in the notes.  The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page S-29 of product supplement EQUITY INDICES LIRN-1, which you should carefully review prior to investing in the notes.

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of the notes or securities with terms that are substantially the same as those of the notes.  Thus, the characterization of the notes is not certain.  In the absence of an administrative or judicial ruling to the contrary and pursuant to the terms of the notes, you agree with us, to treat your notes, for U.S. federal income tax purposes, as a prepaid financial contract, with respect to the Index, that is eligible for open transaction treatment.  The balance of this discussion assumes that the notes will be treated as prepaid financial contracts.  You should be aware that such characterization of the notes is not certain, nor is it binding on the U.S. Internal Revenue Service (“IRS”) or the courts.  Thus, it is possible that the IRS would seek to characterize your note in a manner that results in tax consequences to you that are different from those described below.  We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.  You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes.

If the notes are treated as prepaid financial contracts, you should generally recognize capital gain or loss upon the sale or maturity of your note in an amount equal to the difference between the amount you receive at such time and the amount you paid for the notes. Such gain or loss should generally be long-term capital gain or loss if you have held the notes for more than one year.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Capped Leveraged Index Return Notes®	TS-11